X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2007 MAY 15 A 10: 07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DELIVERED BY MAIL

07023542

May 7, 2007

SUPPL

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated May 7, 2007
- Material Change Report

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

Sincerely,

X-CAL RESOURCES LTD.

Sharon MacLellan

Sharon MacLellan

dlw 5/16

cws/
encl

X-Cal Resources Ltd.

TSX/XCL **News Release** **May 7, 2007**

KEN SNYDER BUYS 1% PRODUCTION ROYALTY SLEEPER GOLD PROJECT, NEVADA

X-CAL RESOURCES LTD. and KEN SNYDER have entered into a letter purchase agreement for the sale of a 1% Net Smelter Production Royalty (NSR) on the Sleeper Gold Property to Dr. Snyder's Gold Syndicate for US $1,500,000.

Ken Snyder has placed an initial payment in trust pending completion of title checks and formal documentation. Closing is expected to take place by June 16, 2007, subject to completion of the above and regulatory approval.

X-Cal has reported good progress with both exploration and development drilling at the Sleeper Gold Project, located in Humboldt County, Nevada.

One of the goals of Sleeper drilling is to develop sufficient density of drill data to place some of the gold and silver mineralization, currently described as exploration targets, into the CIM "Indicated" category by calendar year-end, for publication within NI-43-101 requirements.

Dr. Snyder was instrumental in the making of the "Ken Snyder Midas Mine" in Nevada.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit ourWebsite: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

   X-Cal Resources Ltd.
   P.O. Box 48479 Bentall Centre
   Vancouver, British Columbia V7X 1A0
   Telephone: 604-662-8245

2. **Date of Material Change**

   May 4, 2007

3. **Press Release**

   A Press release was disseminated on May 7, 2007.

4. **Summary of Material Change**
   X-CAL RESOURCES LTD and KEN SNYDER have entered into a letter purchase agreement for the sale of a 1% Net Smelter Production Royalty (NSR) on the Sleeper Gold Property to Dr. Snyder's Gold Syndicate for US $1,500,000. Ken Snyder has placed an initial payment in trust pending completion of title checks and formal documentation. Closing is expected to take place by June 16, 2007, subject to completion of the above and regulatory approval.

5. **Full Description of Material Change**
   See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

   N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on May 7, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL **News Release** **May 7, 2007**

**KEN SNYDER BUYS 1% PRODUCTION ROYALTY
SLEEPER GOLD PROJECT, NEVADA**

X-CAL RESOURCES LTD. and KEN SNYDER have entered into a letter purchase agreement for the sale of a 1% Net Smelter Production Royalty (NSR) on the Sleeper Gold Property to Dr. Snyder's Gold Syndicate for US $1,500,000.

Ken Snyder has placed an initial payment in trust pending completion of title checks and formal documentation. Closing is expected to take place by June 16, 2007, subject to completion of the above and regulatory approval.

X-Cal has reported good progress with both exploration and development drilling at the Sleeper Gold Project, located in Humboldt County, Nevada.

One of the goals of Sleeper drilling is to develop sufficient density of drill data to place some of the gold and silver mineralization, currently described as exploration targets, into the CIM "Indicated" category by calendar year-end, for publication within NI-43-101 requirements.

Dr. Snyder was instrumental in the making of the "Ken Snyder Midas Mine" in Nevada.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit ourWebsite: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END